Exhibit 99.1

LightInTheBox Reports Third Quarter 2021 Financial Results

SHANGHAI, China, December 2, 2021 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter and First Nine Months 2021 Financial Highlights

	Three Months Ended			Nine Months Ended
In millions, except percentages	September 30, 2020	September 30, 2021	Year-over- Year % Change	September 30, 2020	September 30, 2021	Year-over- Year % Change
Total revenues	$100.0	$98.7	-1.3%	$265.4	$333.0	25.5%
- Apparel sales	$44.4	$61.9	39.6%	$95.7	$196.3	105.1%
Gross margin	43.1%	44.5%		43.9%	46.0%
Net income / (loss)	$7.3	$(6.1)		$16.5	$4.7	-71.5%
Adjusted EBITDA	$12.7	$(5.1)		$23.3	$11.7	-49.8%

	As of December 31,	As of September 30,
In millions	2020	2021
Cash, cash equivalents and restricted cash	$65.5	$50.2

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We experienced certain cost pressure and challenging global economic conditions this quarter, which caused our results to be materially affected by external factors including higher than anticipated digital advertising cost, new European laws on VAT and market regulation on certain products, and changes in consumer sentiment and spending. Our operational costs were also affected by rising shipping and delivery cost, and fluctuation in foreign exchange rates. Despite the challenging economic environment, we are always optimizing our product mix especially for the higher margin apparel categories compared to standard categories like electronics. Our strength and experience in apparel has given us the capabilities to quickly respond to market uncertainties and meet the demand of evolving fashion trends. We remain committed to our proven growth strategy that capitalizes on our advantages in value-added services for online purchases and provides consumers with a well curated variety of globally sourced quality products. Total revenues for the third quarter were $98.7 million, compared with $100.0 million in the same quarter of 2020, while gross margin improved to 44.5 percent. During the third quarter, apparel sales represented 64.5% of our total product sales, up by 39.6% to $61.9 million in the third quarter of 2021 compared with $44.4 million of the same quarter in the prior year, which was largely attributed to our continuous efforts in R&D to provide trending fashion insights to our designers and suppliers. We remain firmly on course with our growth momentum and our values and are always reaching beyond our customers’ expectation as their comprehensive and reliable shopping destination of choice.”

Third Quarter 2021 Financial Results

Total revenues remained relatively stable year-over-year, which were $98.7 million and $100.0 million in the third quarter of 2021 and 2020, respectively. Revenues generated from product sales were $96.0 million, compared with $95.4 million in the same quarter of 2020. Revenues from service and others were $2.7 million, compared with $4.6 million in the same quarter of 2020. Included in product sales, revenues from apparel increased by 39.6% to $61.9 million in the third quarter of 2021, compared with $44.4 million in the same quarter of 2020. Revenues from apparel represented 64.5% of total product sales in the third quarter of 2021, and 46.5% in the same quarter of 2020.

Total cost of revenues was $54.8 million in the third quarter of 2021, compared with $56.9 million in the same quarter of 2020. Cost for product sales was $54.0 million in the third quarter of 2021, compared with $53.9 million in the same quarter of 2020. Cost for service and others was $0.8 million in the third quarter of 2021, compared with $3.1 million in the same quarter of 2020.

Gross profit in the third quarter of 2021 was $43.9 million, compared with $43.1 million in the same quarter of 2020. Gross margin was 44.5% in the third quarter of 2021, compared with 43.1% in the same quarter of 2020. The increase in gross margin was a result of the Company’s continuous efforts to optimize our product mix.

Total operating expenses in the third quarter of 2021 were $50.5 million, compared with $41.5 million in the same quarter of 2020.

•	Fulfillment expenses in the third quarter of 2021 were $7.2 million, compared with $6.7 million in the same quarter of 2020. As a percentage of total revenues, fulfillment expenses were 7.3% in the third quarter of 2021, compared with 6.7% in the same quarter of 2020 and 6.2% in the second quarter of 2021.

•	Selling and marketing expenses in the third quarter of 2021 were $34.0 million, compared with $26.9 million in the same quarter of 2020. As a percentage of total revenues, selling and marketing expenses were 34.4% for the third quarter of 2021, compared with 26.9% in the same quarter of 2020 and 35.6% in the second quarter of 2021.

•	G&A expenses in the third quarter of 2021 were $9.3 million, compared with $7.9 million in the same quarter of 2020. As a percentage of total revenues, G&A expenses were 9.4% for the third quarter of 2021, compared with 7.9% in the same quarter of 2020 and 7.8% in the second quarter of 2021. Included in G&A expenses, R&D expenses in the third quarter of 2021 were $5.5 million, compared with $3.5 million in the same quarter of 2020 and $5.1 million in the second quarter of 2021.

Loss from operations was $6.6 million in the third quarter of 2021, compared with income from operations of $1.6 million in the same quarter of 2020.

Other income, net in the third quarter of 2021 was $0.4 million, compared with $9.0 million in the same quarter of 2020. Included in other income, net in the third quarter of 2020, $8.9 million was derived from change in fair value on our equity investment. The gain in fair value change on our equity investment, after respective income tax of $3.2 million, was $5.7 million.

Net loss was $6.1 million in the third quarter of 2021, compared with net income of $7.3 million in the same quarter of 2020.

Net loss per American Depository Share (“ADS”) was $0.05 in the third quarter of 2021, compared with net income per ADS of $0.07 in the same quarter of 2020. Each ADS represents two ordinary shares.

In the third quarter of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,160,252.

Adjusted EBITDA, which represents income / (loss) from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was negative $5.1 million in the third quarter of 2021, compared with $12.7 million in the same quarter of 2020.

As of September 30, 2021, the Company had cash and cash equivalents and restricted cash of $50.2 million, compared with $65.5 million as of December 31, 2020.

First Nine Months of 2021 Financial Results

Total revenues increased by 25.5% year-over-year to $333.0 million from $265.4 million in the same period of 2020. Revenues generated from product sales were $324.7 million, compared with $252.6 million in the same period of 2020. Revenues from service and others were $8.2 million, compared with $12.8 million in the same period of 2020. Included in product sales, revenues from apparel increased by 105.1% to $196.3 million in the first nine months of 2021, compared with $95.7 million in the same period of 2020. Revenues from apparel represented 60.5% of total product sales in the first nine months of 2021, and 37.9% in the same period of 2020.

Total cost of revenues was $179.6 million in the first nine months of 2021, compared with $148.9 million in the same period of 2020. Cost for product sales was $177.0 million in the first nine months of 2021, compared with $139.7 million in the same period of 2020. Cost for service and others was $2.6 million in the first nine months of 2021, compared with $9.2 million in the same period of 2020.

Gross profit in the first nine months of 2021 was $153.3 million, compared with $116.5 million in the same period of 2020. Gross margin was 46.0% in the first nine months of 2021, compared with 43.9% in the same period of 2020. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from product categories with higher margins.

Total operating expenses in the first nine months of 2021 were $161.9 million, compared with $110.0 million in the same period of 2020.

•	Fulfillment expenses in the first nine months of 2021 were $22.1 million, compared with $19.1 million in the same period of 2020. As a percentage of total revenues, fulfillment expenses were 6.6% in the first nine months of 2021, compared with 7.2% in the same period of 2020.

•	Selling and marketing expenses in the first nine months of 2021 were $113.1 million, compared with $68.2 million in the same period of 2020. As a percentage of total revenues, selling and marketing expenses were 34.0% for the first nine months of 2021, compared with 25.7% in the same period of 2020.

•	G&A expenses in the first nine months of 2021 were $27.2 million, compared with $22.7 million in the same period of 2020. As a percentage of total revenues, G&A expenses were 8.2% for the first nine months of 2021, compared with 8.6% in the same period of 2020. Included in G&A expenses, R&D expenses in the first nine months of 2021 were $15.5 million, compared with $10.4 million in the same period of 2020.

Loss from operations was $8.6 million in the first nine months of 2021, compared with income from operations of $6.6 million in the same period of 2020.

Other income, net was $17.6 million in the first nine months of 2021, compared with $13.2 million in the same period of 2020. Included in other income, net, change in fair value on our equity investment was $17.1 million in the first nine months of 2021, compared with $12.7 million in the same period of 2020. The gain in fair value change on our equity investment, after respective income tax of $4.3 million, was $12.8 million in the first nine months of 2021, compared with $9.5 million after respective income tax of $3.2 million in the same period of 2020.

Net income was $4.7 million in the first nine months of 2021, compared with $16.5 million in the same period of 2020.

Net income per American Depository Share (“ADS”) was $0.04 in the first nine months of 2021, compared with $0.15 in the same period of 2020. Each ADS represents two ordinary shares. The diluted net income per ADS for the first nine months of 2021 was $0.04, compared with $0.15 in the same period of 2020.

In the first nine months of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,110,030, and 113,307,665 in diluted weighted average number.

Adjusted EBITDA, which represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $11.7 million in the first nine months of 2021, compared with $23.3 million in the same period of 2020.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, and facilitate investors’ understanding of the past performance and future prospect.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on December 2, 2021 (9:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/5878276. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through December 9, 2021. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	5878276

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

Christensen

OR

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
ASSETS
Current Assets
Cash and cash equivalents	61,477	47,325
Restricted cash	4,052	2,870
Accounts receivable, net of allowance for doubtful accounts	1,302	497
Amounts due from related parties	2,882	2,762
Inventories	9,919	11,156
Prepaid expenses and other current assets	5,176	6,411
Total current assets	84,808	71,021
Property and equipment, net	3,812	3,461
Intangible assets, net	9,416	8,657
Goodwill	29,745	30,113
Operating lease right-of-use assets	12,243	8,530
Long-term rental deposits	707	781
Long-term investments	17,297	34,730
TOTAL ASSETS	158,028	157,293

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	16,953	17,444
Amounts due to related parties	167	167
Advance from customers	33,279	23,114
Operating lease liabilities	4,269	2,941
Accrued expenses and other current liabilities	42,183	44,648
Total current liabilities	96,851	88,314

Operating lease liabilities	8,118	5,817
Long-term payable	124	89
Deferred tax liability	3,558	7,907
TOTAL LIABILITIES	108,651	102,127

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,260	282,515
Treasury shares, at cost	(30,207)	(29,992)
Accumulated other comprehensive income	1,795	2,489
Accumulated deficit	(204,571)	(199,986)
Non-controlling interests	83	123
TOTAL EQUITY	49,377	55,166
TOTAL LIABILITIES AND EQUITY	158,028	157,293

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Revenues
Product sales	95,426	95,961	252,597	324,720
Services and others	4,584	2,744	12,809	8,233
Total revenues	100,010	98,705	265,406	332,953
Cost of revenues
Product sales	(53,857)	(54,018)	(139,726)	(177,051)
Services and others	(3,081)	(784)	(9,157)	(2,592)
Total Cost of revenues	(56,938)	(54,802)	(148,883)	(179,643)
Gross profit	43,072	43,903	116,523	153,310
Operating expenses
Fulfillment	(6,661)	(7,196)	(19,124)	(22,061)
Selling and marketing	(26,880)	(33,991)	(68,159)	(113,113)
General and administrative	(7,908)	(9,310)	(22,693)	(27,220)
Other operating income	(56)	37	16	445
Total operating expenses	(41,505)	(50,460)	(109,960)	(161,949)
Income / (Loss) from operations	1,567	(6,557)	6,563	(8,639)
Interest income	4	27	57	47
Interest expense	(35)	(3)	(78)	(11)
Other income, net*	8,960	368	13,174	17,577
Total other income	8,929	392	13,153	17,613
Income / (Loss) before income taxes	10,496	(6,165)	19,716	8,974
Income tax benefit / (expense)	(3,188)	29	(3,187)	(4,260)
Net income / (loss)	7,308	(6,136)	16,529	4,714
Less: Net (loss) / income attributable to non-controlling interests	(98)	(121)	20	40
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	7,406	(6,015)	16,509	4,674

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
—Basic	220,599,987	224,320,504	217,124,431	224,220,060
—Diluted	223,820,121	224,320,504	224,779,416	226,615,330

Net income / (loss) per ordinary share
—Basic	0.03	(0.03)	0.08	0.02
—Diluted	0.03	(0.03)	0.07	0.02

Net income / (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.07	(0.05)	0.15	0.04
—Diluted	0.07	(0.05)	0.15	0.04

*Other income, net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Net income / (loss)	7,308	(6,136)	16,529	4,714

Less: Interest income	4	27	57	47
Interest expense	(35)	(3)	(78)	(11)
Income tax benefit / (expense)	(3,188)	29	(3,187)	(4,260)
Depreciation and amortization	(633)	(990)	(1,770)	(2,482)
EBITDA	11,160	(5,199)	21,507	11,420

Less: Share-based compensation	(1,525)	(57)	(1,754)	(255)
Adjusted EBITDA*	12,685	(5,142)	23,261	11,675

* Adjusted EBITDA represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.